  As filed with the U.S. Securities and Exchange Commission on August 19, 2003

                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts
                               -------------------
                             Omron Kabushiki Kaisha
   (Exact name of issuer of deposited securities as specified in its charter)

                                OMRON Corporation
                   (Translation of issuer's name into English)

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)

                   1 Chase Manhattan Plaza, New York, NY 10081
                            Telephone (212) 552-4944
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                              --------------------
                                Mr. Keizo Kadono
                    OMRON Management Center of America, Inc.
                           Regional Management Centre
                            1300 Basswood, Suite 100
                            Shaumberg, Illinois 60173
                                 (847) 884-0322
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:

        Scott A. Ziegler, Esq.                         Yoshiki Shimada, Esq.
  Ziegler, Ziegler & Associates LLP               Sidley Austin Brown & Wood LLP
   570 Lexington Avenue, 44th Floor                     787 Seventh Avenue
       New York, New York 10022                      New York, New York 10019
            (212) 319-7600                                (212) 839-5300


         It is proposed that this filing become effective under Rule 466

                        [ ] immediately upon filing
                        [ ] on (Date) at (Time)


         If a separate registration statement has been filed to register the deposited shares, check the following box.

                         CALCULATION OF REGISTRATION FEE

=========================================================================================================================
              Title of each class of                  Amount       Proposed maximum  Proposed maximum      Amount of
           Securities to be registered           To be registered  aggregate price  aggregate offering  registration fee
                                                                     per unit (1)       price (2)
-------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American    25,000,000          $5.00           $1,250,000            $102
Depositary Receipts, each American Depositary        American
Share representing 10 shares of common stock of     Depositary
OMRON Corporation                                     Shares
=========================================================================================================================

(1)  Each Unit represents 100 American Depositary Shares.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                       Location in Form of American Depositary
Item Number and Caption                                                Receipt Filed Herewith as Prospectus
-----------------------                                                ---------------------------------------
(1)   Name and address of Depositary                                   Introductory paragraph

(2)   Title of American Depositary Receipts and identity of            Face of American Depositary Receipt, top center
      deposited securities

      Terms of Deposit:

      (i)     Amount of deposited securities represented by            Face of American Depositary Receipt, upper
              one unit of American Depositary Shares                   right  corner

      (ii)    Procedure for voting, if any, the deposited              Paragraph (12)
              securities

      (iii)   Collection and distribution of dividends                 Paragraphs (4), (5), (7) and (10)

      (iv)    Transmission of notices, reports and proxy               Paragraphs (3), (8) and (12)
              soliciting material

      (v)     Sale or exercise of rights                               Paragraphs (4), (5) and (10)

      (vi)    Deposit or sale of securities resulting from             Paragraphs (4), (5), (10) and (13)
              dividends, splits or plans of reorganization

      (vii)   Amendment, extension or termination of the               Paragraphs (16) and (17)
              Deposit Agreement

      (viii)  Rights of holders of receipts to inspect the             Paragraph (3)
              transfer books of the Depositary and the list of
              Holders of receipts

      (ix)    Restrictions upon the right to deposit or                Paragraphs (1), (2), (4), and (5)
              withdraw the underlying securities

      (x)     Limitation upon the liability of the Depositary          Paragraph (14)

(3)   Fees and Charges                                                 Paragraph (7)


Item 2.  AVAILABLE INFORMATION


                                                                       Location in Form of American Depositary  Receipt
Item Number and Caption                                                Filed Herewith as Prospectus
-----------------------                                                ------------------------------------------------
(a)      Statement that OMRON Corporation furnishes the                Paragraph (8)
         Commission with certain public reports and documents
         required by foreign law or otherwise under Rule
         12g3-2(b) under the Securities Exchange Act of 1934,
         as amended

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

     (a) Form of Deposit Agreement. Form of Deposit Agreement dated as of September 2, 2003 among OMRON Corporation, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit
              (a).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

     (e)      Certification under Rule 466. Not applicable.

     (f)      Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

         SIGNATURE Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on August 18, 2003.

                                  Legal entity created by the form of
                                  Deposit Agreement for the issuance
                                  of ADRs evidencing American
                                  Depositary Shares

                                  By:     JPMORGAN CHASE BANK, as Depositary


                                  By:      /s/ Joseph M. Leinhauser
                                          ---------------------------------
                                  Name:   Joseph M. Leinhauser
                                  Title:  Vice President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, OMRON Corporation certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on August 15, 2003.


                                            OMRON CORPORATION


                                            By: /s/ Yoshinori Suzuki
                                                -----------------------------
                                            Name:  Yoshinori Suzuki
                                            Title: Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mr. Yoshinori Suzuki as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of August 15, 2003.

                            Signatures                                       Title
                            ----------                                       -----
                        /s/ Yoshio Tateishi                 Chairman and Representative Director
              ------------------------------------------
                            Yoshio Tateishi

                        /s/ Hisao Sakuta                    Chief Executive Officer and Representative Director
              ------------------------------------------
                            Hisao Sakuta

                         /s/ Tatsuro Ichihara               Vice President and Director
              ------------------------------------------
                             Tatsuro Ichihara

                         /s/ Tadao Tateishi                 Senior Managing Director
              ------------------------------------------
                             Tadao Tateishi

                            Signatures                                       Title
                            ----------                                       -----


                                                             Director
              ------------------------------------------
                            Shozo Hashimoto

                                                             Director
              ------------------------------------------
                             Noriyuki Inoue


                      /s/ Yoshinori Suzuki                   Executive Officer
              ------------------------------------------    (Principal Financial and Accounting Officer)
                          Yoshinori Suzuki


                        /s/ Keizo Kadono                     Authorized Representative in The United States
              ------------------------------------------
                            Keizo Kadono

                                INDEX TO EXHIBITS


  Exhibit                                                                                     Sequentially
   Number                                                                                     Numbered Page
   ------                                                                                     -------------
(a)           Form of Deposit Agreement.

(d)           Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.